UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, informs to its shareholders and to the market in general that received yesterday from its direct controlling shareholder Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”) and from its indirect controlling shareholders Fundo de Investimento em Ações Energia 114 (ownership vehicle of Fundação CESP), Fundação Sistel de Seguridade Social - SISTEL, Fundação Petrobras de Seguridade Social - PETROS, Fundação Sabesp de Seguridade Social - SABESPREV, the notifications transcribed below (“Notification 1” and “Notification 2”), informing about the transfer to affiliated companies of shares bound by CPFL Energia’s controlling block.

Notification 1:

“Rio de Janeiro, November 08, 2016.

To

CPFL Energia S.A.

Att. Chairman of the Board of Directors

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Att. Diretoria de Participações

ESC ENERGIA S.A.

Att. Chief Executive Officer

Subject: Transfer to affiliated companies of Shares Bound by the Controlling Block of CPFL Energia S.A. (“CPFL Energia” and/or “Company”).

Dear Sirs,

In view of the provisions of clause 11.5 of the Shareholders

Agreement of CPFL Energia, this notification serves to formally communicate them as follows:

1. Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA” and/or “Fund”) together with its quota holders, Fundo de Investimento em Ações Energia 114 (ownership vehicle of FUNCESP - Fundação CESP), SISTEL - Fundação Sistel de Seguridade Social, PETROS - Fundação Petrobras de Seguridade Social, SABESPREV - Fundação Sabesp de Seguridade Social (jointly “Foundations”), exercised the joint sale right provided for in Clause 11.4 of the Shareholders Agreement, to sell 112,196,990 common shares issued by CPFL Energia to State Grid, which represent the total number of shares bound by the Shareholders Agreement held directly by the Fund and indirectly by the Foundations (“Bound Shares”), as well as 2,813,417 common shares not bound by said agreement received in bonus to the ownership in bound shares as from January 1st, 2016 (“Bonus Shares”);

2. On October 13, 2016, the Foundations and Energia SP FIA have become signatory parties to the Shares Purchase Agreement, executed on September 02, 2016 (“Shares Purchase Agreement”), as “Sellers”, as provided in Clause 10.2 of said Shares Purchase Agreement, through the execution of the respective agreement of adhesion to said instrument;

3. In order to operationalize the sale of the 115,010,407 common shares of CPFL held by it in accordance with Clause 10.2 of Shares Purchase Agreement, Energia SP FIA and the Foundations have promoted, and will promote, a series of acts to transfer the stakes in the Company to the own portfolios of FUNCESP, SISTEL, PETROS and SABESPREV;

4. In the General Quota Holders Meeting of Energia SP FIA, held on October 27, 2016, the partial amortization of quotas of the Fund with delivery of 115,010,407 shares issued by CPFL Energia, of its ownership, was approved unanimously, of which: (i) the totality of the 112,196,990 Bound Shares; and (ii) 2,813,417 Bonus Shares. The Foundations will receive the following quantity of shares:

- Fundo de Investimento em Ações Energia 114 (Fundação CESP): 49,800,178 Bound Shares and 1,248,774 Bonus Shares;

- SISTEL - Fundação Sistel de Seguridade Social: 36,163,469 Bound Shares and 906,823 Bonus Shares;

- PETROS - Fundação Petrobras de Seguridade Social: 25,553,822 Bound Shares and 640,780 Bonus Shares; and

- SABESPREV - Fundação Sabesp de Seguridade Social: 679,521 Bound Shares and 17,040 Bonus Shares.

5. Once the above transfers have been made, the Foundations will become part of the aforementioned Shareholders Agreement and, for that reason, Fundo de Investimento em Ações Energia 114, FUNCESP - Fundação CESP, SISTEL - Fundação Sistel de Seguridade Social, PETROS - Fundação Petrobras de Seguridade Social, SABESPREV - Fundação Sabesp de Seguridade Social, hereby express their unrestricted adherence to the Shareholders Agreement of CPFL Energia, in all its terms, as set forth in its clause 11.5 (I), therefore, as of the date of the execution of the aforementioned transfers of shares, to exercise their rights and obligations under said Shareholders Agreement.

_______________________________________________ Energia São Paulo Fundo de Investimento em Ações
_______________________________________________ Fundo de Investimento em Ações Energia 114
_______________________________________________ FUNCESP - Fundação CESP
_______________________________________________ SISTEL - Fundação Sistel de Seguridade Social
_______________________________________________ PETROS - Fundação Petrobras de Seguridade Social
_______________________________________________ SABESPREV - Fundação Sabesp de Seguridade Social

****************************

Notification 2:

“São Paulo, November 08, 2016

To

CPFL Energia S.A.

Att. Chairman of the Board of Directors

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Att. Diretoria de Participações

ESC ENERGIA S.A.

Att. Chief Executive Officer

Fundação Petrobras de Seguridade Social – PETROS

Att. Diretoria de Participações

Fundação Sistel

Att. Diretoria de Participações

Fundação Sabesp de Seguridade Social – SABESPREV

Att. Diretoria de Participações

Subject: Transfer to affiliated companies of Shares Bound by the Controlling Block of CPFL Energia S.A. (“CPFL Energia” and/or “Company”).

Dear Sirs,

In view of the provisions of clause 11.5 of the Shareholders Agreement of CPFL Energia, this notification serves to formally communicate them as follows:

Fundação CESP, as sole quota holder and manager of the various investment funds described below, hereby declares its own adhesion and also the individual adhesion of each of said investment funds to the Shareholders Agreement of CPFL.

These funds, constituted in the form of an open condominium, considering the fact that are devoid of legal personality, are used only as investment vehicles and fiduciary instruments for the equity segregation of the resources of pension plans administered by Fundação CESP.

However, by virtue of the exercise of the joint sale right provided for in Clause 11.4 of the Shareholders Agreement, to sell 49,800,178 common shares issued by CPFL Energia to State Grid, which represent the total number of shares bound by the Shareholders Agreement held directly by Fundo de Investimento em Ações Energia 114, managed by Fundação Cesp, whose quota holders are FICFI Previdenciários Multimercados Crédito Privado, which have Fundação CESP as quota holder (“Bound Shares”), as well as 1,248,774 common shares not bound by said agreement received in bonus to the ownership in bound shares as from January 1st, 2016 (“Bonus Shares”).

2. On October 13, 2016, Fundação CESP has become signatory party to the Shares Purchase Agreement, executed on September 02, 2016 (“Shares Purchase Agreement”), as “Seller”, as provided in Clause 10.2 of said Shares Purchase Agreement, through the execution of the respective agreement of adhesion to said instrument;

3. In order to operationalize the sale of the 51,048,952 common shares of CPFL held by it in accordance with Clause 10.2 of Shares Purchase Agreement, Fundação CESP and the various investment funds have promoted, and will promote, a series of acts to transfer the stakes in the Company to the own portfolio of Fundação CESP;

4. In the General Quota Holders Meeting of Fundo de Investimento em Ações Energia 114 (“FIA Energia 114”), held on November 07, 2016, the partial amortization of quotas with delivery of 51,048,952 shares issued by CPFL Energia, of its ownership, was approved unanimously, of which: (i) the totality of the 49,800,178 Bound Shares; and (ii) the 1,248,774 Bonus Shares. In order to effect the partial amortization of quotas upon delivery of said shares, the quota holders of FIA Energia 114 will receive the following quantity of shares:

Fund	CNPJ	Bound Shares	Bonus Shares
FICFI Previdenciário Multimercado 06 Crédito Privado	05.754.101/0001-71	20,020,079	502,017
FICFI Previdenciário Multimercado 01 Crédito Privado	04.912.456/0001-89	11,398,706	285,830
FICFI Previdenciário Multimercado 03 Crédito Privado	05.754.033/0001-40	10,245,306	256,908
FICFI Previdenciário Multimercado 11 Crédito Privado	07.325.929/0001-30	3,099,200	77,715
FICFI Previdenciário Multimercado 14 Crédito Privado	05.754.046/0001-10	1,852,099	46,443
FICFI Previdenciário Multimercado 02 Crédito Privado	04.912.431/0001-85	1,460,172	36,615
FICFI Previdenciário Multimercado 08 Crédito Privado	05.754.026/0001-49	664,032	16,651
FICFI Previdenciário Multimercado 09 Crédito Privado	05.754.041/0001-97	449,460	11,271
FICFI Previdenciário Multimercado 10 Crédito Privado	05.753.821/0001-12	316,875	7,946
FICFI Previdenciário Multimercado 04 Crédito Privado	04.087.244/0001-04	294,249	7,378

After completing the above transfers, each of the Social Security FICs will transfer all of the shares received to Fundação CESP, so that the effective position at the end of the day will be as follows:

- FUNDAÇÃO CESP: 49,800,178 Bound Shares and 1,248,774 Bonus Shares.

5. Once the above transfers have been made, regardless of any additional formality, responsible for compliance with their obligations under the Shareholders Agreement pursuant to clause 11.7 of said agreement, Fundação CESP will become a part of the aforementioned Shareholders Agreement. For this reason, from now on, each of the investment funds mentioned in this document and Fundação CESP itself expresses its unrestricted adherence to the Shareholders Agreement of CPFL Energia, in all its terms, as provided for in its clause 11.5 (I), therefore, as of the date of the execution of the aforementioned transfers of shares, to exercise their rights and obligations under said Shareholders Agreement.

_______________________________________________ Fundo de Investimento em Ações Energia 114 (signed by Fundação CESP, in its capacity as fund manager)
_______________________________________________
FICFI Previdenciário Multimercado 06 Crédito Privado
FICFI Previdenciário Multimercado 01 Crédito Privado
FICFI Previdenciário Multimercado 03 Crédito Privado
FICFI Previdenciário Multimercado 11 Crédito Privado
FICFI Previdenciário Multimercado 14 Crédito Privado
FICFI Previdenciário Multimercado 02 Crédito Privado
FICFI Previdenciário Multimercado 08 Crédito Privado
FICFI Previdenciário Multimercado 09 Crédito Privado
FICFI Previdenciário Multimercado 10 Crédito Privado
FICFI Previdenciário Multimercado 04 Crédito Privado (signed by Fundação CESP, in its capacity as fund manager)

_____________________________________________

Fundação CESP

****************************

São Paulo, November 11, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 11, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.